Filed by Northwest Bancshares, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed under

Rule 14a-12 of the Securities Exchange Act of 1934

Registration Statement No. 333-202612

Subject Company: LNB Bancorp, Inc.

Commission File No. 000-13203

Lorain National and Morgan Bank Employees:

We are making great progress on the merger of our two companies and wanted to take this opportunity to provide some details on the conversion plan.  We also understand that everyone is anxious to receive more information and better understand what will happen at the time of conversion and what their role may be with Northwest.

Since the announcement was made on December 15, 2014, teams from both banks have been working diligently to develop integration strategies that will ensure a smooth transition for both employees and customers.  These strategies include employee education and training; data mapping; image archiving; file storage; product, service and delivery channel conversion; business workflow and customer notification and disclosure.  We are pleased with the progress that has been made to date, and we remain on schedule with our plan to merge our banks and convert the Lorain and Morgan customers to Northwest on August 14, 2015.

As part of the conversion process, we are finalizing the future organizational structure for Northwest’s Ohio Region with a goal of defining roles and responsibilities by May 15, 2015.  Once completed, we will be notifying all Lorain National Bank and Morgan Bank employees whether they will have a future role with Northwest.

If you will be retained in a similar role with the same level of authority and responsibility with Northwest following the merger, your base compensation rate will remain the same.  Also, Northwest is committed to retaining Lorain National Bank’s and Morgan Bank’s current incentive plans through 2016.  Going forward, Northwest is working towards implementing plans similar to those currently used by Lorain National Bank and Morgan Bank.

We understand there are employees asking questions specifically about medical benefits, the 401(k) plan and severance.  Included in this communication is a Q & A which answers the most common questions.  We hope this information will be helpful.  Further communications will be forthcoming as well as scheduled employee meetings.

On behalf of the Northwest team, I want to thank each of you for your assistance throughout this process.

Sincerely,
William J. Wagner
Chairman, President and CEO

Employee Questions & Answers Lorain National Bank Acquisition 2015

401(k) 1. What happens to LNB’s 401(k) plan? It will be rolled into the Northwest 401(k) plan prior to December 31, 2016. Once the acquisition is complete, the LNB 401(k) plan will remain in place but will be “frozen”, meaning no new contributions will be accepted into it. Pentegra will continue to administer the plan; investment options will remain the same and LNB 401(k) participants will be able to make investment changes until it is rolled into the Northwest plan. 2. What happens to my LNB 401(k) if I do not continue with NORTHWEST? You may elect to have your funds rolled into another employer’s qualified plan or an IRA or you may take a taxable cash distribution. If you take no action, your balance will eventually be rolled into the Northwest 401(k) plan. 3. If I remain employed with NORTHWEST, will I have the choice to rollover my LNB 401(k) into NORTHWEST’s 401(k) plan or into an IRA? No, if you remain employed, your LNB 401(k) balance will be rolled into the Northwest 401(k) plan. However, the LNB 401(k) plan allows for a pre-retirement distribution for those employees who are 59.5 or older who have had a balance for a minimum of 2 years to take a full or partial distribution from the LNB portion of your 401(k) balance. 4. If I remain with NORTHWEST, when do my 401(k) deferrals start going into the NORTHWEST 401(k)? Your first pay with Northwest. Any 401(k) deferrals deducted from your Northwest pay will be directed to the Northwest 401(k). If you have an outstanding 401(k) loan through the LNB 401(k), we will deduct those payments from your Northwest pay and apply them to the LNB 401(k) loan balance. 5. What happens to LNB stock that is invested in my 401(k) plan after the acquisition? Is it converted to NORTHWEST stock? LNB shareholders will receive a combination of Northwest stock and cash for each LNB share. 6. At what age can I access the money in my 401(k) plan without incurring a penalty or taking a loan? Active employees are not eligible to withdraw funds from the Northwest 401(k) plan other than through an in-service withdrawal, a hardship withdrawal or a loan. Terminated employees are subject to the same federal guidelines for making withdrawals from either the LNB or Northwest 401(k) plan. 7. Where can an employee find more detailed information about NORTHWEST’s 401(k) plan? Detailed information about this plan will be available by the end of June as well as information pertaining to the 28 investment options within the Northwest 401(k) plan. 8. Who do I contact for assistance with my 401(k) plan if I have more specific questions than can’t be answered on the Pentegra website? Please contact Mary Miles for information about the LNB 401(k) plan. 9. Does NORTHWEST permit their employees to take loans through their 401(k) plan? Yes, employees are eligible to have a maximum of two outstanding 401(k) loans. 10. If I have a 401(k) loan(s), will I have to pay off this loan balance by the acquisition date, or will I continue to make my payments on the existing schedule? If you remain employed by Northwest, your loan payments will be automatically deducted from your bi-weekly pay. If you do not stay on with Northwest, you may either repay the loan prior to your last day of employment or default on the loan. If you do not repay the loan, it will be considered a taxable event and you will be issued a 1099-R for the outstanding balance of the loan(s). 11. What is the vesting schedule under the Northwest 401(k) plan and does my LNB service count? The Northwest 401(k) plan has a 6 year graduated vesting schedule. Your service with LNB will be applied towards your vesting in the Northwest plan. Severance 1. Will severance packages be offered? If so, how will severance pay be determined? Yes, severance and medical benefits will be offered based on full years of LNB service as of the acquisition date. The formula is 2 weeks per year, with a minimum of 4 weeks and a maximum of 26 weeks. 2. If I lose my job, do I have a choice in how severance is paid, lump sum or bi-weekly? No, it will be paid as a lump sum payment. All compensation paid to you will be subject to the appropriate withholdings of all federal, state, local, and FICA taxes. No voluntary deductions, such as flex plan or 401(k) contributions will be withheld. 3. If I am offered a position with Northwest and turn it down, am I still eligible for severance? No, you will not be eligible for severance. 4. Do my years as a part-time employee count as full year in the severance calculation? Severance calculations will be based on the years of service that LNB recognizes for you. 5. For the employees who will lose their jobs, will their last day of work be on the acquisition date or will there be departments transitioned out after this date? There will be some positions that will be discontinued on the acquisition date and others that will continue on for a period of time to assist in the transition. Employees in these positions will be informed of their designated date no later than mid-July or a later agreed upon date. 6. Even though I know my job will be eliminated, do I have to stay until the acquisition is complete in order to get my severance? Yes, you will need to remain employed through the agreed upon date to receive severance. 7. Will employees receiving severance be provided medical coverage equal to the length of their severance or will employees need to access and pay for their health care through COBRA? Northwest will pay the medical plan COBRA premium for those employees eligible for medical coverage at the time of separation for the number of weeks of severance received. Eligible employees may elect COBRA for dental and vision coverage at their expense. Following the period for which the medical COBRA premium is paid by Northwest, eligible employees may continue medical coverage for the remaining period, at their expense. 8. After the severance period, will employees be eligible for a full 18 months of COBRA coverage? No, the months of coverage that Northwest pays your medical COBRA premium for you will be deducted from the 18 months. Those eligible for dental and vision COBRA coverage will have the option to continue those benefits up to 18 months from the date of their separation. 9. What medical rates will we be charged during our severance period? You will not be charged an employee contribution fee during the severance period.

10. **What are NORTHWEST'S 2015 COBRA rates?**

	Individual	*Annual*	*Family*	*Annual*
Medical:	*$486.18*	*$5,834.16*	*$1,367.57*	*$16,410.84*
Dental:	*$22.71*	*$ 272.52*	*$ 64.38*	*$772.56*
Vision:				
Single	*$6.04*	*$ 72.48*		
EE + 1	*$12.08*	*$144.96*		
Family	*$19.46*	*$233.52*		

Medical & Dental Benefits

1. **When does medical and dental coverage end if someone is not offered employment by NORTHWEST?** *It would end at midnight on the last day of the month worked.*

2. **What criterion determines eligibility for the NORTHWEST medical and dental insurance plans?** *For 2015, we will honor LNB's eligibility requirements.*
In 2016, employees will have the option of purchasing coverage for themself and their eligible dependents through payroll deductions. "Eligible dependents" for the medical plan include the employee's legal spouse and children up to age 26 or regardless of age if physically or mentally handicapped and incapable of self-sustaining employment. "Eligible dependents" for the dental plan include the employee's legal spouse and unmarried children under age 19 who are in the custody of the employee and financially dependent on them, or under age 25 if a regular full-time student, in an accredited technical school or school of higher education, or regardless of age if physically or mentally handicapped and incapable of self-sustaining employment.

Determining which plan is primary or secondary covering dependent children – Northwest applies the Birthday Rule to determine which parent's plan is to be primary. When a dependent child is covered under two plans, the plan covering the parent whose birthday falls earlier in the year, pays first. If both parents have the same birthday, the plan which has covered the parent longer, will be primary.

For your Spouse- If an employee's spouse is eligible for coverage through their employer, said spouse will not be eligible for primary insurance through the Company. The spouse can enroll in secondary coverage with the Company only when primary coverage has been elected through their own employer. 3. What medical coverage does NORTHWEST offer? Northwest currently offers a PPO plan through Highmark Blue Cross Blue Shield. Please see the attached Summary of Coverage. 4. What dental coverage does NORTHWEST offer? Northwest currently offers a dental plan through United Concordia. Please see the attached Summary of Coverage. 5. What are the NORTHWEST’S bi-weekly employee contribution rates? Northwest’s 2015 bi- weekly employee contribution rates are as follows: Dental: Non-Tobacco Tobacco Employee $3.25 $4.80 Child(ren) $3.25 $4.80 Spouse $4.05 $6.05 Medical: Non-Tobacco Tobacco Employee $27.00 $40.50 Child(ren) $27.00 $40.50 Spouse $33.75 $50.75 6. Is vision coverage available? Yes, we have a voluntary plan through VSP which is available to full-time employees. 7. Will our medical, dental and vision benefits change for us when the acquisition is finalized? Yes, they will as of September 1, 2015. We will recognize any amounts paid towards your medical deductible in 2015 for the remainder of the year. 8. Does NORTHWEST offer medical benefits if I retire? No, only through COBRA. 9. What happens to my healthcare savings account (HSA), flexible spending account, and Debit Flex card after the transition to NORTHWEST? The HSA contributions will cease with the final pay from LNB. The flexible spending account and flex card benefits will be transferred to Northwest’s vendor. New flex cards will be issued. 10. Is COBRA coverage available for medical, dental and vision? Yes, COBRA coverage is available for the medical, dental, and vision Plans.

11. Will COBRA be covered under Medical Mutual or Northwest’s plan? The COBRA coverage will be covered under the Northwest Plan. Miscellaneous Questions 1. What will happen to my time-off benefits offered through LNB in 2015? Remaining employees will continue to have the same time-off benefits offered by LNB through 2015. Terminating employees in 2015 will be compensated for unused time-off according to LNB’s policies. Paid time-off benefits for 2016 will be based on Northwest’s policies. 2. Will my service credit with LNB be carried over to NORTHWEST? Yes, service credit will carry over for purposes of vacation, disability plans and vesting in the 401(k) plan. 3. Will representatives of NORTHWEST’s Human Resources Department hold informational employee meetings prior to the acquisition date? Yes, meetings will be scheduled starting mid-June.

HIGHMARK. PPO Blue

Summary of PPOBlue NG *Benefits*

On the chart below, you'll see what your plan pays for specific services. You may be responsible for a facility fee, clinic charge or similar fee or charge (in addition to any professional fees) if your office visit or service is provided at a location that qualifies as a hospital department or a satellite building of a hospital.

Northwest Savings Bank — Groups#049319-00,01,02,03,04,05,10,70,71,72,73,74,75,80

Benefit	Network	Out-of-Network
General Provisions		
Benefit Period(1)	Calendar Year	
Deductible (per benefit period) Individual Family	$150 $300	$400 $800
	Combined In and Out of Network	
Plan Pays – payment based on the plan allowance	85% after deductible	85% after deductible for select Providers(2) 65% after deductible for all other Providers
Out-of-Pocket Limit (Excludes deductible and prescription drug expenses. Once met, plan pays 100% for the rest of the benefit period. Individual Family	$1,000 $2,000	$2,000 $4,000
	Combined In and Out of Network	
Total Maximum Out of Pocket (Includes deductible, coinsurance, prescription drug cost share and other qualified medical expenses, Network only)(6) Once met, plan pays 100% of covered services for the rest of the benefit period. Individual Family	$1,150 $2,300	Not applicable
Office/Clinic/Urgent Care Visits		
Telemedicine Service*(Service must be provided by a Highmark Approved Telemedicine Service Provider.)	100% deductible does not apply	
Retail Clinic Visits	85% after deductible	65% after deductible
Primary Care Provider Office Visits	85% after deductible	65% after deductible
Specialist Office Visits	85% after deductible	65% after deductible
Urgent Care Center Visits	85% after deductible	65% after deductible
Preventive Care(3)		
Routine Adult		
Physical exams	100% (deductible does not apply)	Not Covered
Adult immunizations	100% (deductible does not apply)	65% after deductible
Colorectal cancer screening	100% (deductible does not apply)	65% after deductible
Routine gynecological exams, including a Pap Test	100% (deductible does not apply)	65% after deductible
Mammograms, annual routine and medically necessary	100% (deductible does not apply)	65% after deductible
Diagnostic services and procedures	100% (deductible does not apply)	65% after deductible
Routine Pediatric		
Physical exams	100% (deductible does not apply)	Not Covered
Pediatric immunizations	100% (deductible does not apply)	65% after deductible
Diagnostic services and procedures	100% (deductible does not apply)	65% after deductible
Hospital and Medical/Surgical Expenses (including maternity)		
Hospital Inpatient **Hospital Outpatient** **Maternity** (non-preventive facility & professional services) **Medical/Surgical** (except office visits)	85% after deductible	65% after deductible
Emergency Services		
Emergency Room Services	85% after network deductible	
Ambulance	85% after network deductible	
Health and Wellness Programs		
My Care Navigator 24/7 Concierge Service	100%	
Access to WebMD On-line Wellness Tools	100%	
Health Coach Consultation	100%

Therapy and Rehabilitation Services		
Physical Medicine	85% after deductible	65% after deductible
Respiratory Therapy	85% after Network deductible	
Speech & Occupational Therapy	85% after deductible	65% after deductible
Spinal Manipulations	85% after deductible	65% after deductible
Other Therapy Services (Cardiac Rehab, Infusion Therapy, Chemotherapy, Radiation Therapy and Dialysis)	85% after deductible	65% after deductible
Mental Health/Substance Abuse		
Inpatient **Inpatient Detoxification/Rehabilitation**	85% after deductible	65% after deductible
Outpatient	85% after deductible	65% after deductible
Other Services		
Allergy Extracts and Injections	85% after deductible	65% after deductible
Assisted Fertilization Procedures	Not Covered	
Dental Services Related to Accidental Injury	85% after deductible	65% after deductible
Diagnostic Services		
Advanced Imaging (MRI, CAT, PET scan, etc.)	85% after deductible	65% after deductible
Basic Diagnostic Services (standard imaging, diagnostic medical, lab/pathology, allergy testing)	85% after deductible	65% after deductible
Durable Medical Equipment, Orthotics and Prosthetics **Home Health Care** **Hospice** **Infertility Counseling, Testing and Treatment**(4)	85% after deductible	65% after deductible
Private Duty Nursing	85% after Network deductible	
Skilled Nursing Facility Care	85% after deductible	65% after deductible Limit: 100 days/benefit period
Transplant Services	85% after deductible	65% after deductible
Precertification Requirements(5)	Yes	
Prescription Drugs		
Prescription Drug Deductible Individual Family	None None	
Prescription Drug Program(6) Mandatory Generic *Defined by the Premier 2012 Pharmacy Network - Not Physician Network. Prescriptions filled at a non-network pharmacy are not covered.* *Your plan uses the Comprehensive Formulary.*	5% Coinsurance Generic 20% Coinsurance Brand Name **Mandatory Generic** Out of Pocket Maximum of $750 Individual Up to 90 days supply, retail or mail order Copayments and coinsurance charges are covered at 85% for a dependent when they purchase prescription drugs under another medical plan	

(1) Your group's benefit period is based on a Calendar Year which runs from January 1 to December 31.
(2) Select Providers include: Warren Radiology Association, Warren pathology, Warren Dental Arts, and Warren Dental Arts Hospital
(2) Services are limited to those listed on the Highmark Preventive Schedule. Gender, age and frequency limits may apply.
(3) Treatment includes coverage for the correction of a physical or medical problem associated with infertility. Infertility drug therapy may or may not be covered depending on your group's prescription drug program.
(4) Highmark Medical Management & Policy (MM&P) must be contacted prior to a planned inpatient admission or within 48 hours of an emergency or maternity-related inpatient admission. Be sure to verify that your provider is contacting MM&P for precertification. If not, you are responsible for contacting MM&P. If this does not occur and it is later determined that all or part of the inpatient stay was not medically necessary or appropriate, you will be responsible for payment of any costs not covered.
(5) You are responsible for the payment differential when a generic drug is authorized by your provider and you purchase a brand name drug. Your payment is the price difference between the brand name drug and generic drug in addition to the brand name drug copayment or coinsurance amounts, which may apply.
(6) Effective with plan years beginning on or after January 1, 2015, the Network Total Maximum Out-of Pocket as mandated by the federal government must include TMOOP must include deductible, coinsurance, copays and prescription drug cost share and any qualified medical expense. TMOOP cannot be more than $6,600 for individual and $13,200 for two or more persons.

This is not intended as a contract of benefits. It is designed purely as a reference of the many benefits available under your program.
Jan 2015

UNITED CONCORDIA®
DENTAL

Dental Benefits Summary for Northwest Bancshares, Inc.

Effective Date: January 1, 2015 | **Network: Advantage *Plus***

Benefit Category[1]	CONCORDIA FLEX PLAN	
	In-Network[2]	Non-Network[2]
Class I – Diagnostic/Preventive Services		
Exams		
Bitewing X-rays		
All Other X-rays		
Cleanings & Fluoride Treatments	100%	100%
Sealants		
Space Maintainers		
Palliative Treatment		
Class II – Basic Services		
Basic Restorative (Posterior Composite & Amalgam Fillings)	100%	100%
Non-Surgical Periodontics[3]	100%	100%
Surgical Periodontics[3]		
Endodontics		
Simple Extractions		
Repairs of Crowns, Inlays, Onlays, Bridges & Dentures	80%	80%
Complex Oral Surgery		
General Anesthesia		
Class III – Major Services		
Implants		
Inlays, Onlays, Crowns	50%	50%
Prosthetics (Bridges, Dentures)		
Orthodontics for dependent children to age 19		
Diagnostic, Active, Retention Treatment	50%	50%
Maximums & Deductibles (applies to the combination of services received from network and non-network dentists)		
Annual Program Deductible (per person/per family)	None	
Annual Program Maximum (per person)	$1,000 Excludes Orthodontics	
Lifetime Orthodontic Maximum (per dependent)	$2,500	

1. Unmarried dependent children covered to age 19. Unmarried dependent students covered to age 25.
2. Reimbursement is based on our schedule of maximum allowable charges (MACs). Network dentists agree to accept our allowances as payment in full for covered services. Non-network dentists may bill the member for any difference between our allowance and their fee (also known as balance billing). United Concordia Dental's standard exclusions and limitations apply.
3. Applicable procedure codes covered: D4341–Scaling and root planing, D4910-periodontal maintenance; D4240, D4241, D4260, D4261–periodontal surgery

UnitedConcordia.com • 1-800-332-0366

EEM-0142-0712